

July 3, 2023

Randy Hyzak
Executive Vice President and Chief Financial Officer
Las Vegas Sands Corp.
5500 Haven Street
Las Vegas, NV 89119

> **Re: Las Vegas Sands Corp.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 3, 2023**
> **Form 8-K filed January 25, 2023**
> **File No. 001-32373**

Dear Randy Hyzak:

We have reviewed your April 6, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2023 letter.

Form 10-K for the year ending December 31, 2022

Form 8-K filed January 25, 2023
Exhibit 99.1
Non-GAAP Measures, page 6

1. We note your response to comment 2. We believe your adjustments for hold-normalized casino revenue and expense to arrive at consolidated hold-normalized adjusted property EBITDA, hold-normalized adjusted property EBITDA for Macao Operations and Marina Bay Sands, and hold-normalized adjusted net loss from continuing operations attributable to LVS are inconsistent with Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please revise to remove the non-GAAP measures that include adjustments for hold-normalized casino revenue and expense.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction